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5/4/04

04016875

(A) F 4-29-04

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STATES
HANGE COMMISSION
, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8 65594

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Turning Block Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
137 Rowayton Avenue
(No. and Street)

Rowayton, (City) CT (State) 06853 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John C. McCarty 203-838-8222
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Osman, Franklin A.
(Name — *if individual, state last, first, middle name*)

185 Great Neck Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED APR 26 2004 WASH

PROCESSED MAY 05 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Simon W. Frank, affirm that, to my knowledge and belief, the accompanying financial statements for the year ending December 31, 2003 and supplemental schedules pertaining to TurningBlock Capital, LLC as of December 31, 2003 are true and correct. I further affirm that neither the Limited Liability Company nor any member has any proprietary interest in any account classified solely as that of a customer.

____
Signature Date

Member and Managing Partner

Subscribed and Sworn to before me
on this______ day of _________, 2004

____
Notary Public

TurningBlock Capital, LLC
(S.E.C. I.D. No. 8-65594

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

Franklin A. Osman
Certified Public Accountant

TurningBlock Capital, LLC

This report contains (check all applicable boxes) :

(x)	(a)	Facing page
(x)	(b)	Statement of Financial Condition.
(x)	©	Statement of Operations
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Members Capital
( )	(f)	Statement of Changes in Liability Subordinated to Claims of General Creditors.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( )	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Note Required).
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not Applicable).
(x)	(l)	An Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control Structure).
(x)	(o)	Auditors' Report on Internal Control Structure Required by Securities Exchange Rule 17A-5

TurningBlock Capital, LLC

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

Franklin A. Osman
Certified Public Accountant

FRANKLIN A. OSMAN
CERTIFIED PUBLIC ACCOUNTANT
185 Great Neck Road Suite 300
Great Neck, NY 10021

PHONE: (516) 829-0750 FAX: (516) 773-4289
E-MAIL f.a.osman@att.net

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

TurningBlock Capital, LLC
137 Rowayton Avenue
Rowayton, CT 06853

I have audited the following financial statements of TurningBlock Capital, LLC for the year ended December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

	Page
Statement of Financial Conditions	6
Statement of Operations	7
Statement of Cash Flows	9
Statement of Changes in Members Capital	8

These financial statements and the supplemental schedules discussed below are the responsibility of the Limited Liability Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of TurningBlock Capital, LLC at December 31, 2003, and the results of operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit also comprehended the following supplemental schedules of the Limited Liability Company as of December 31, 2003.

	Page
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3	12

In my opinion, such supplemental schedules, when considered in relation to the basic financial statements, present fairly, in all material respects, the information shown therein in conformity with the rules under the Securities Exchange Act of 1934.

Great Neck, NY
April 16, 2004

TurningBlock Capital, LLC

Statement of Financial Condition

December 31, 2003

ASSETS

CURRENT ASSETS

Cash - Bank		$ 30,242
Investment Brokerage (Spear, Leeds & Kellogg)		1,436,378
Investment Brokerage Futures (Spear, Leeds & Kellogg)		97,892
		1,564,512
Options		500
Marketable securities, (long) at market value		313,320
Unrealized investment losses		7,867
Office Equipment	$33,532	
Less: Depreciation	19,973	13,559
		1,899,758

OTHER ASSETS

Security deposit	10,000
Total Assets	$1,909,758

CURRENT LIABILITIES AND CAPITAL INVESTMENTS

Accounts Payable		$ 27,659
Marketable securities, (short) at market value		324,480
Clearing cancellation fee		10,000
		362,139
Capital investment	$2,414,081	
Retained earning	(866,462)	
		1,547,619
Total liabilities and capital investments		$1,909,758

See accompanying notes to financial statements

TurningBlock Capital, LLC

Statement of Operations

Year Ended December 31, 2003

Income

Commission income		$ 35,092
Loss on sale of securities (net of commissions)		(4,827)
		30,265

Expenses

Clearing fees	$138,949	
Commission broker expense	117,266	
Exchange, SEC and other fees	25,719	
Employee wages	79,500	
Payroll tax expense	5,643	
Professional fees - Legal and Accounting	38,524	
Consulting	38,337	
Data feeds	15,125	
Interest expense	8,132	
Advertising	1,286	
Other taxes	2,876	
Depreciation	19,973	
Postage and delivery	264	
Office supplies and printing	12,171	
Development and training	358	
Rent	17,400	
Telephone	7,925	
Security and compliance	3,232	
Computer equipment - Hardware	18,933	
Computer equipment - Software	3,982	
Insurance	9,700	
Dues, Licenses and Permits	2,423	
Employee meals	5,799	
Repair and Maintenance	1,797	
Bank fees and Miscellaneous	117	
		575,431
Income/(loss) from operations		($545,166)
Interest income	$ 4,766	
Dividend income	92	
		4,858
Net Income/(loss)		($540,308)

See accompanying notes to financial statements.

TurningBlock Capital, LLC

Statement of Changes in Members Capital

Year Ended December 31, 2003

	Member Capital
Balance, January 01, 2003	$1,211,940
Contributions	875,987
Net (loss)	(540,308)
Balance, December 31, 2003	$ 1,547,619

See accompanying notes to financial statements

TurningBlock Capital, LLC

Statement of Cash Flows

Year Ended December 31, 2003

Cash flows from operating activities:	
Net (loss)	($ 540,308)
Changes in operating assets and liabilities:	
Capital contribution	875,987
Marketable securities owned	34,618
Investment in equipment	(33,532)
Accrued expenses and other liabilities	22,633
Depreciation	19,973
Unrealized gains and losses	(7,867)
Net cash provided by operating activities	371,504
Increase in cash	371,504
Cash, beginning	1,095,116
Cash, ending	$ 1,466,620

Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ 8,132
Income taxes	$ ---

See accompanying notes to financial statements

TurningBlock Capital, LLC

Notes to Financial Statement

Year ended December 31, 2003

1. Summary of Significant Accounting Policies:

The company was registered as a Limited Liability Company in the State of Connecticut on April 8, 2002 and is engaged as a securities broker dealer. The company is registered with the Securities and Exchange Commission and has been approved as a member of the NASD.

Securities transactions and related expenses are recorded on a settlement date basis. The company clears all securities transactions through Spear, Leeds & Kellogg on a fully disclosed basis.

Marketable securities are valued at market value with the resulting difference between cost and market included in income.

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

2. Income Taxes:

The company is treated as a Partnership for income tax purposes. The net income, or loss for the year flows through to the members of the company and is reported on their personal income tax returns. No provision has been made for federal or state income taxes as a result.

3. Brokerage Licenses:

The company is a registered Broker/Dealer and a member of the NASD.

4. Commitments and Contingencies:

a) The company entered into an operating lease for its office space on a monthly basis. Thirty day notice is required of either party to end the lease. Current lease payments are deducted as paid.

b) Fees; The company uses Spear, Leeds & Kellogg to process its securities transactions and to provide custodial and other services. The company pays a fee on a per transaction basis for securities transactions and interest on balances due to Spear, Leeds & Kellogg. The company has a commitment to remain with Spear, Leeds & Kellogg for the period of year after NASD approval. Failure to remain with Spear, Leeds & Kellogg for that set period of time, would incur a penalty of $10,000. This event would be treated as an expense if incurred.

c) The company entered into a binding contract with REUTERS to have them provide at a monthly subscription fee of $1,700, for informational services. The agreement is fixed for twenty-four months, and renews automatically if not cancelled by either party. It was agreed by both party's that the fee for these services would be paid by a third party. TurningBlock Capital, LLC remains the principle obligor, and is responsible for the fees if the third party fails to make payment. As the company has both an asset (receivable) and liability (fee payment) of equal value no accounting for this arrangement is required. The company is strictly a guarantor.

5. <u>Net Capital Requirements:</u>

The company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 for the first year of operations). At December 31, 2003, the company had net capital of $1,522,193 pursuant to Rule 15c3-1 of the Securities and Exchange Commission, which was $1,232,865 in excess of its anticipated required net capital of $100,000. The company's net capital ratio of aggregate indebtedness to net capital was 0.02243 to 1.

TurningBlock Capital, LLC

Computation of Net Capital for Brokers and Dealers

Pursuant to Rule 15c3-3

As of December 31, 2003

Member's equity		$ 1,547,619
Total Capital		1,547,619
Nonallowable assets and other capital charges:		
Blanket bond policy deductible		4,000
Capitalized equipment net of depreciation		13,559
Unrealized gains or losses		7,867
Total nonallowable assets and other capital charges		25,426
Tentative net capital before securities haircuts		1,522,193
Securities haircuts (15%)	$139,781	
Securities haircut of positions which exceed Ten percent of net capital (15%)	49,547	189,328
Net capital		$ 1,332,865
Aggregate indebtedness:		
Accrued expenses and other liabilities		$ 27,659
Minimum capital required (the greater of 6-2/3% of Aggregate indebtedness or $100,000)		$ 100,000
Capital in excess of minimum requirements		$ 1,232,865
Ratio of aggregate indebtedness to net capital		0.02243 to 1

FRANKLIN A. OSMAN
CERTIFIED PUBLIC ACCOUNTANT
185 Great Neck Road Suite 300
Great neck, NY 11021

PHONE: (516) 829-0750 FAX: (516) 773-4289
E-MAIL f.a.osman@att.net

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors'

Report on Internal Control Structure

Required by SEC Rule 17a-5

TurningBlock Capital, LLC
151 Rowayton Avenue
Rowayton, CT 06853

In planning and performing our audit of the financial statements of TurningBlock Capital, LLC for the period ended December 31, 2003, I considered the internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by TurningBlock Capital, LLC that I considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by it in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 (2) in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions relating to customer securities.

TurningBlock Capital, LLC is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by TurningBlock Capital, LLC employees are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal

control structure and the practices and procedures are to provide it with reasonable, but not absolute, assurance that assets for which it has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with its authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph. The above should be considered with the fact that the company is owned by three individuals and does not maintain a separate office staff.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does no reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that TurningBlock Capital, LLC's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives. In addition, it was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2003, and further, no facts came to my attention indicating that it was not in compliance with such conditions during the period from January 01, 2003 to December 31, 2003.

This report is intended solely for the use of TurningBlock Capital, LLC, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Franklin A. Osman, CPA

April 16, 2004

FRANKLIN A. OSMAN

CERTIFIED PUBLIC ACCOUNTANT

185 Great Neck Road Suite 300
Great Neck, NY 10021

PHONE: (516) 829-0750 FAX: (516) 773-4289
E-MAIL f.a.osman@att.net

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT OF DIFFERENCES BETWEEN AUDITED REPORT AND FOCUS REPORT DECEMBER 31, 2003

TurningBlock Capital, LLC
137 Rowayton Avenue
Rowayton, CT 06853

In performing my audit of TurningBlock Capital, LLC for the period ended December 31, 2003, I made adjustments that affected the December 31, 2003 focus report Form X-17A-5. The adjustment was as follows:

A. Increase in Cash $ 161

The net capital as reported on my December 31, 2003 audited report was $1,547,619; the net capital as reported on the December 31, 2003 focus report Form X-17A-5 was $1,547,458. This report was not prepared by me. The difference between these figures is $161 as indicated above.

Franklin A. Osman, CPA